Term sheet To prospectus dated December 1, 2005, prospectus supplement dated October 12, 2006 and product supplement no. 101-I dated October 12, 2007	Term Sheet No. 1 to Product Supplement No. 101-I Registration Statement No. 333-130051 Dated October 12, 2007; Rule 433

Structured Investments	JPMorgan Chase & Co. $ Lesser Index Buffered Return Enhanced Notes Linked to the Dow Jones EURO STOXX 50® Index and the Nikkei 225 Index due October 30, 2009

General

  Senior unsecured obligations of JPMorgan Chase & Co. maturing October 30, 2009†.
  Payment is linked to the Dow Jones EURO STOXX 50® Index and the Nikkei 225 Index as described below. You may lose some or all of your investment.
  The notes are designed for investors who seek an enhanced return on any appreciation of the Lesser Performing Index up to a maximum total return on the notes of 37.00% at maturity. Investors should be willing to forgo interest and dividend payments and if the Lesser Performing Index declines by more than 30%, be willing to lose up to 70% of their principal.
  Minimum denominations of $1,000 and integral multiples thereof.
  The notes are expected to price on or about October 26, 2007 and are expected to settle on or about October 31, 2007.

Key Terms

Indices:	The Dow Jones EURO STOXX 50® Index and the Nikkei 225 Index (each an “Index,” and together, the “Indices”)
Upside Leverage Factor:	3
Payment at Maturity:

If the Ending Index Level of the Lesser Performing Index is greater than its Initial Index Level, you will receive a cash payment that provides you with a return per $1,000 principal amount note equal to the Lesser Index Return multiplied by three, subject to a Maximum Total Return on the note of 37.00%*. For example, if the Lesser Index Return is more than 12.34%, you will receive the Maximum Total Return on the note of 37.00%*, which entitles you to the maximum payment of $1,370 for every $1,000 principal amount note that you hold. Accordingly, if the Lesser Index Return is positive, your payment per $1,000 principal amount note will be calculated as follows, subject to the Maximum Total Return:

$1,000 + [$1,000 x (Lesser Index Return x 3)]
*The actual Maximum Total Return on the note will be set on the pricing date and will not be less than 37.00%.

Your principal is protected against up to a 30% decline in the Lesser Performing Index at maturity. If the Ending Index Level of the Lesser Performing Index declines from its Initial Index Level by up to 30%, you will receive the principal amount of your notes at maturity.

If the Ending Index Level of the Lesser Performing Index declines from its Initial Index Level by more than 30%, you will lose 1% of the principal amount of your notes for every 1% that the Lesser Performing Index declines beyond 30%. Under these circumstances, your final payment per $1,000 principal amount note will be calculated as follows:

$1,000 + [$1,000 x (Lesser Index Return + 30%)]
If the Ending Index Level of the Lesser Performing Index declines from its Initial Index Level by more than 30%, you could lose up to $700 per $1,000 principal amount note.
Buffer Amount:	30%, which results in a minimum payment of $300 per $1,000 principal amount note.
Index Return:	For each Index, the Index Return will be calculated as follows:
Ending Index Level – Initial Index Level Initial Index Level
Initial Index Level:	For each Index, the Index closing level on the pricing date, which is expected to be on or about October 26, 2007.
Ending Index Level:	For each Index, the Index closing level on the Observation Date.
Lesser Index Return:	The lower of the Index Return for the Dow Jones EURO STOXX 50® Index and the Index Return for the Nikkei 225 Index.
Lesser Performing Index:	The Index with the Lesser Index Return.
Observation Date:	October 27, 2009†
Maturity Date:	October 30, 2009†
CUSIP:	48123MCR1
†	Subject to postponement in the event of a market disruption event and as described under “Description of Notes — Payment at Maturity” in the accompanying product supplement no. 101-I.

Investing in the Lesser Index Buffered Return Enhanced Notes involves a number of risks. See “Risk Factors” beginning on page PS-5 of the accompanying product supplement no. 101-I and “Selected Risk Considerations” beginning on page TS-1 of this term sheet.

JPMorgan Chase & Co. has filed a registration statement (including a prospectus) with the Securities and Exchange Commission, or SEC, for the offering to which this term sheet relates. Before you invest, you should read the prospectus in that registration statement and the other documents relating to this offering that JPMorgan Chase & Co. has filed with the SEC for more complete information about JPMorgan Chase & Co. and this offering. You may get these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, JPMorgan Chase & Co., any agent or any dealer participating in this offering will arrange to send you the prospectus, each prospectus supplement, product supplement no. 101-I and this term sheet if you so request by calling toll-free 866-535-9248.

You may revoke your offer to purchase the notes at any time prior to the time at which we accept such offer by notifying the applicable agent. We reserve the right to change the terms of, or reject any offer to purchase the notes prior to their issuance. In the event of any changes to the terms of the notes, we will notify you and you will be asked to accept such changes in connection with your purchase. You may also choose to reject such changes in which case we may reject your offer to purchase.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this term sheet or the accompanying prospectus supplements and prospectus. Any representation to the contrary is a criminal offense.

	Price to Public	Fees and Commissions (1)	Proceeds to Us

Per note	$	$	$

Total	$	$	$

(1)	If the notes priced today, J.P. Morgan Securities Inc., which we refer to as JPMSI, acting as agent for JPMorgan Chase & Co., would receive a commission of approximately $23.50 per $1,000 principal amount note and would use a portion of that commission to pay selling concessions to other dealers of approximately $10.00 per $1,000 principal amount note. The actual commission received by JPMSI may be more or less than $23.50 and will depend on market conditions on the pricing date. In no event will the commission received by JPMSI, which includes concessions to be paid to other dealers, exceed $30.00 per $1,000 principal amount note. See “Underwriting” beginning on page PS-28 of the accompanying product supplement no. 101-I.

For a different portion of the notes to be sold in this offering, a non-affiliated bank will receive a fee and an affiliate of ours will receive a structuring and development fee. If the notes priced today, the aggregate amount of these fees would be expected to be approximately $23.50 per $1,000 principal amount note. The actual amount of these fees may be more or less than $23.50 per $1,000 principal amount note and will depend on market conditions on the pricing date. In no event will the total amount of these fees exceed $30.00 per $1,000 principal amount note.

The notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

JPMorgan

October 12, 2007

ADDITIONAL TERMS SPECIFIC TO THE NOTES

You should read this term sheet together with the prospectus dated December 1, 2005, as supplemented by the prospectus supplement dated October 12, 2006 relating to our Series E medium-term notes of which these notes are a part, and the more detailed information contained in product supplement no. 101-I dated October 12, 2007. This term sheet, together with the documents listed below, contains the terms of the notes and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in “Risk Factors” in the accompanying product supplement no. 101-I, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

  Product supplement no. 101-I dated October 12, 2007:
  http://www.sec.gov/Archives/edgar/data/19617/000089109207004383/e28817_424b2.pdf

  Prospectus supplement dated October 12, 2006:
  http://www.sec.gov/Archives/edgar/data/19617/000089109206003117/e25276_424b2.pdf

  Prospectus dated December 1, 2005:
  http://www.sec.gov/Archives/edgar/data/19617/000089109205002389/e22923_base.txt

Our Central Index Key, or CIK, on the SEC website is 19617. As used in this term sheet, the “Company,” “we,” “us” or “our” refers to JPMorgan Chase & Co.

Selected Purchase Considerations

  APPRECIATION POTENTIAL — The notes provide the opportunity to enhance equity returns by multiplying a positive Lesser Index Return by three, up to the Maximum Total Return on the notes of 37.00%, or $1,370 for every $1,000 principal amount note. The actual Maximum Total Return on the notes will be set on the pricing date and will not be less than 37.00%. Because the notes are our senior unsecured obligations, payment of any amount at maturity is subject to our ability to pay our obligations as they become due.
  LIMITED PROTECTION AGAINST LOSS — Payment at maturity of the principal amount of your notes is protected against a decline in the Ending Index Level of the Lesser Performing Index, as compared to its Initial Index Level, of up to 30%. If the Ending Index Level of the Lesser Performing Index declines by more than 30%, for every 1% decline beyond 30%, you will lose an amount equal to 1% of the principal amount of your notes. Accordingly, at maturity you will receive a payment equal to at least $300 for each $1,000 principal amount note.
  DIVERSIFICATION OF THE INDICES — The return on the notes is linked to the performance of the Dow Jones EURO STOXX 50® Index and the Nikkei 225 Index. The Dow Jones EURO STOXX 50® Index consists of 50 component stocks of market sector leaders from within the Eurozone. The Dow Jones EURO STOXX 50® Index and STOXX® are the intellectual property (including registered trademarks) of STOXX Limited, Zurich, Switzerland, and/or Dow Jones & Company, Inc., a Delaware corporation, New York, USA (the “Licensors”), which are used under license. The notes are in no way sponsored, endorsed, sold or promoted by the Licensors and neither of the Licensors shall have any liability with respect thereto. The Nikkei 225 Index consists of 225 stocks listed on the First Section of the Tokyo Stock Exchange and therefore are among the most actively traded on that exchange. For additional information about each Index, see the information set forth under “The Dow Jones EURO STOXX 50® Index” and “The Nikkei 225 Index” in the accompanying product supplement no. 101-I.
  CAPITAL GAINS TAX TREATMENT — You should review carefully the section entitled “Certain U.S. Federal Income Tax Consequences” in the accompanying product supplement no. 101-I. Subject to the limitations described therein, and based on certain factual representations received from us, in the opinion of our special tax counsel, Davis Polk & Wardwell, it is reasonable to treat your purchase and ownership of the notes as an “open transaction” for U.S. federal income tax purposes. Assuming this characterization is respected, your gain or loss on the notes should be treated as long-term capital gain or loss if you hold the notes for more than a year, whether or not you are an initial purchaser of notes at the issue price. However, the Internal Revenue Service or a court may not respect this characterization or treatment of the notes, in which case the timing and character of any income or loss on the notes could be significantly and adversely affected. You should consult your tax adviser regarding the treatment of the notes, including possible alternative characterizations.

Selected Risk Considerations

An investment in the notes involves significant risks. Investing in the notes is not equivalent to investing directly in the Indices or any of the component stocks of the Indices. These risks are explained in more detail in the “Risk Factors” section of the accompanying product supplement no. 101-I dated October 12, 2007.

  YOUR INVESTMENT IN THE NOTES MAY RESULT IN A LOSS — The notes do not guarantee any return of principal in excess of $300 per $1,000 principal amount note. The return on the notes at maturity is linked to the performance of the Lesser Performing Index and will depend on whether, and the extent to which, the Lesser Index Return is positive or negative. Your investment will be fully exposed to any decline in the Ending Index Level of the Lesser Performing Index, as compared to its Initial Index Level, beyond the 30% buffer. Accordingly, you could lose up to $700 for each $1,000 principal amount note at maturity.
  YOUR RETURN ON THE NOTES WILL BE DETERMINED BY THE LESSER PERFORMING INDEX — Your return on the notes will be determined by the Lesser Performing Index. Therefore, your investment in the notes may not generate a positive return if the Ending Index Level of only one of the two Indices is above its respective Initial Index Level. For example, if the Ending Index Level of the Dow Jones EURO STOXX 50® Index is above its Initial Index Level, but the Ending Index Level of the Nikkei 225 Index is below its Initial Index Level and if the Ending Index Level declined by more than the Buffer Amount of 30%, the payment at maturity would be determined based only on the Index Return of the Nikkei 225 Index. Under these circumstances, you would lose up to 70% of your investment in the notes. The two Indices’ respective performances may not be correlated, and as a result, your investment in the notes may only produce a positive return if there is a broad-based rise in the performance of the Japanese and European equities during the term of the notes.
  YOUR MAXIMUM GAIN ON THE NOTES IS LIMITED TO THE MAXIMUM TOTAL RETURN — If the Ending Index Level of the Lesser Performing Index is greater than its Initial Index Level, for each $1,000 principal amount note, you will receive at maturity $1,000 plus an additional amount that will not exceed a predetermined percentage of the principal amount,

JPMorgan Structured Investments — Lesser Index Buffered Return Enhanced Notes Linked to the Dow Jones EURO STOXX 50® Index and the Nikkei 225 Index	TS-1
  regardless of the appreciation in the Lesser Performing Index, which may be significant. We refer to this percentage as the Maximum Total Return, which will be set on the pricing date and will not be less than 37.00%.
  CERTAIN BUILT-IN COSTS ARE LIKELY TO ADVERSELY AFFECT THE VALUE OF THE NOTES PRIOR TO MATURITY — While the payment at maturity described in this term sheet is based on the full principal amount of your notes, the original issue price of the notes includes the agent’s commission and the cost of hedging our obligations under the notes through one or more of our affiliates. As a result, and as a general matter, the price, if any, at which JPMSI will be willing to purchase notes from you in secondary market transactions, if at all, will likely be lower than the original issue price and any sale prior to the maturity date could result in a substantial loss to you. This secondary market price will also be affected by a number of factors aside from the agent’s commission and hedging costs, including those set forth under “Many Economic and Market Factors Will Impact the Value of the Notes” below.
  The notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your notes to maturity.
  NO DIRECT EXPOSURE TO FLUCTUATIONS IN FOREIGN EXCHANGE RATES — The value of your notes will not be adjusted for exchange rate fluctuations between the U.S. dollar and the currencies in which the stocks composing the Indices are denominated, although any currency fluctuations could affect the performance of the Indices. Therefore, if the applicable currencies appreciate or depreciate relative to the U.S. dollar over the term of the notes, you will not receive any additional payment or incur any reduction in your payment at maturity.
  NO INTEREST OR DIVIDEND PAYMENTS OR VOTING RIGHTS — As a holder of the notes, you will not receive interest payments, and you will not have voting rights or rights to receive cash dividends or other distributions or other rights that holders of securities composing either the Dow Jones EURO STOXX 50® Index or the Nikkei 225 Index would have.
  LACK OF LIQUIDITY — The notes will not be listed on any securities exchange. JPMSI intends to offer to purchase the notes in the secondary market but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily. Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which JPMSI is willing to buy the notes.
  POTENTIAL CONFLICTS — We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent and hedging our obligations under the notes. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes.
  MANY ECONOMIC AND MARKET FACTORS WILL IMPACT THE VALUE OF THE NOTES — In addition to the level of the Indices on any day, the value of the notes will be affected by a number of economic and market factors that may either offset or magnify each other, including:
    the expected volatility of each Index;
    the time to maturity of the notes;
    the dividend rate on the common stocks underlying each Index;
    the expected positive or negative correlation between the Dow Jones EURO STOXX 50® Index and the Nikkei 225 Index, or the expected absence of any such correlation;
    interest and yield rates in the market generally as well as in the markets of the securities composing the Dow Jones EURO STOXX 50® Index and the Nikkei 225 Index;
    a variety of economic, financial, political, regulatory or judicial events;
    the exchange rate and volatility of the exchange rate between the U.S. dollar, the European Union euro and the Japanese yen; and
    our creditworthiness, including actual or anticipated downgrades in our credit ratings.

What is the Total Return on the Notes at Maturity Assuming a Range of Performance for the Lesser Performing Index?

The following table illustrates the hypothetical total return at maturity on the notes. The “total return” as used in this term sheet is the number, expressed as a percentage, that results from comparing the payment at maturity per $1,000 principal amount note to $1,000. The following table assumes that the Lesser Performing Index will be the Dow Jones EURO STOXX 50® Index. We make no representation or warranty as to which of the Indices will be the Lesser Performing Index for purposes of calculating your return on the notes at maturity. The hypothetical total returns set forth below assume an Initial Index Level of 4500 and a Maximum Total Return on the notes of 37.00%. The hypothetical total returns set forth below are for illustrative purposes only and may not be the actual total returns applicable to a purchaser of the notes. The numbers appearing in the following table and examples have been rounded for ease of analysis.

Lesser Performing Index Ending Index Level	Lesser Index Return	Total Return

8100.00	80.00%	37.00%
7425.00	65.00%	37.00%
6750.00	50.00%	37.00%
6300.00	40.00%	37.00%
5625.00	25.00%	37.00%
5400.00	20.00%	37.00%
5054.85	12.34%	37.00%
4950.00	10.00%	30.00%
4725.00	5.00%	15.00%
4612.50	2.50%	7.50%
4545.00	1.00%	3.00%
4500.00	0.00%	0.00%
4275.00	-5.00	0.00%
4050.00	-10.00%	0.00%
3600.00	-20.00%	0.00%
3150.00	-30.00%	0.00%
2700.00	-40.00%	-10.00%
2250.00	-50.00%	-20.00%
1800.00	-60.00%	-30.00%
1350.00	-70.00%	-40.00%
900.00	-80.00%	-50.00%
450.00	-90.00%	-60.00%
0.00%	-100.00%	-70.00%

JPMorgan Structured Investments — Lesser Index Buffered Return Enhanced Notes Linked to the Dow Jones EURO STOXX 50® Index and the Nikkei 225 Index	TS-2

Hypothetical Examples of Amounts Payable at Maturity

The following examples illustrate how the total returns set forth in the table on the previous page are calculated.

Example 1: The level of the Lesser Performing Index increases from the Initial Index Level of 4500 to an Ending Index Level of 4725. Because the Ending Index Level of the Lesser Performing Index of 4725 is greater than its Initial Index Level of 4500 and the Lesser Index Return of 5% multiplied by 3 does not exceed the hypothetical Maximum Total Return of 37.00%, the investor receives a payment at maturity of $1,150 per $1,000 principal amount note, calculated as follows:

$1,000 + [$1,000 x (5% x 3)] = $1,150

Example 2: The level of the Lesser Performing Index decreases from the Initial Index Level of 4500 to an Ending Index Level of 3150. Because the Ending Index Level of the Lesser Performing Index of 3150 is less than its Initial Index Level of 4500 by not more than the Buffer Amount of 30%, the investor receives a payment at maturity of $1,000 per $1,000 principal amount note.

Example 3: The level of the Lesser Performing Index increases from the Initial Index Level of 4500 to an Ending Index Level of 5400. Because the Ending Index Level of the Lesser Performing Index of 5400 is greater than its Initial Index Level of 4500 and the Lesser Index Return of 20% multiplied by 3 exceeds the hypothetical Maximum Total Return of 37.00%, the investor receives a payment at maturity of $1,370 per $1,000 principal amount note, the maximum payment on the notes.

Example 4: The level of the Lesser Performing Index decreases from the Initial Index Level of 4500 to an Ending Index Level of 2700. Because the Ending Index Level of the Lesser Performing Index of 2700 is less than its Initial Index Level of 4500 by more than the Buffer Amount of 30%, the Index Return is negative and the investor receives a payment at maturity of $900 per $1,000 principal amount note, calculated as follows:

$1,000 + [$1,000 x (-40% + 30%)] = $900

Example 5: The level of the Lesser Performing Index decreases from the Initial Index Level of 4500 to an Ending Index Level of 0. Because the Ending Index Level of the Lesser Performing Index of 0 is less than its Initial Index Level of 4500 by more than the Buffer Amount of 30%, the Index Return is negative and the investor receives a payment at maturity of $300 per $1,000 principal amount note, which reflects the principal protection provided by the Buffer Amount of 30%, calculated as follows:

$1,000 + [$1,000 x (-100% + 30%)] = $300

Historical Information

The following graphs set forth the historical performance of the Dow Jones EURO STOXX 50® Index based on the weekly Dow Jones EURO STOXX 50® Index closing level from January 4, 2002 through October 5, 2007, and the historical performance of the Nikkei 225 Index based on the weekly Nikkei 225 Index closing level from January 4, 2002 through October 5, 2007. The Index closing level of the Dow Jones EURO STOXX 50® Index on October 11, 2007 was 4473.57. The Index closing level of the Nikkei 225 Index on October 11, 2007 was 17458.98. We obtained the various Index closing levels below from Bloomberg Financial Markets, and accordingly, make no representation or warranty as to their accuracy or completeness. The historical levels of each Index should not be taken as an indication of future performance, and no assurance can be given as to the Index closing level of either Index on the Observation Date. We cannot give you assurance that the performance of the Indices will result in the return of any of your initial investment in excess of $300 per $1,000 principal amount note.

JPMorgan Structured Investments — Lesser Index Buffered Return Enhanced Notes Linked to the Dow Jones EURO STOXX 50® Index and the Nikkei 225 Index	TS-3